EXHIBIT 99.3

MIX 1 LIFE INC.

Nominations and Governance
Committee Charter

I. Mission Statement

The Nominations and Governance Committee (the “Committee”) is established by the Board of Directors (the “Board”) of Mix 1 Life Inc. (the “Company”). The purpose of the Committee is to assist the Board in fulfilling its fiduciary responsibilities with respect to the oversight of the Company in the areas of corporate governance and membership of the Board and any committee of the Board.

II. Membership and Qualifications

Membership: The Committee shall consist of at least two independent members of the Board, each of whom shall serve for a term of one year or until the successor shall be duly elected and qualified, and shall be elected annually by the Board.

Qualifications: All members of the Committee:

A.

Shall be Independent Directors as defined under NASDAQ Rule 5605(a)(2), and free from any material relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Chairman: The Committee Chairman shall be elected by the Board annually.

Resignation, Removal and Replacement: Any member of the Committee may resign from the Committee at any time upon written notice of such resignation to the Company. The Board shall have the power at any time to remove a member of the Committee with or without cause, to fill all vacancies, and to designate alternate members, upon the recommendation of the Committee, to replace any absent or disqualified members, so long as the Committee shall at all times have at least two members and be composed solely of directors meeting the qualifications set forth above.

III. Authority and Responsibilities Relating to Board and Board Committee Membership

A.

Selection of Director Nominees. Except where the Company is legally required by contract or otherwise to provide third parties with the ability to nominate directors to the Board, the Committee will evaluate and recommend to the Board for its review and approval nominees to the Board. The Committee shall recommend nominees to stand for election at the annual meeting of stockholders, including considering recommendations from stockholders, as well as nominees for a replacement member to the Board when a vacancy occurs by reason of disqualification, resignation, retirement, death or an increase in the size of the Board. The Committee shall also be responsible for selecting, evaluating and recommending to the Board the directors to be appointed as members and chair of each committee of the Board to fill vacancies as they arise.

B.

Criteria for Selecting Directors. The Committee shall be responsible for reviewing with the Board on an annual basis the requisite skills and criteria for new Board members, as well as the composition of the Board as a whole and the committees of the Board. The Committee will consider, among others, the following factors in recommending to the Board potential new Board members or the continued service of existing Board or Board committee members and committee chairs:

1

(i)

The extent of the member's/potential member's business experience, technical expertise, or specialized skills or experience, and whether he or she, by virtue of particular experience relevant to the Company's current or future business, will add specific value as a Board member.

(ii)	Whether the member/potential member assists in achieving a mix of Board members that represents a diversity of background and experience.

(iii)	The member's/potential member's independence and freedom from conflicts of interest.

(iv)	Whether the member would be considered a "financial expert" or "financially literate" as described in applicable listing standards, legislation or Audit Committee guidelines.

(v)

Any other factors related to the ability and willingness of a new member to serve, or an existing member to continue his or her service, including whether he or she has sufficient time to devote to the affairs of the Company.

C.

Search Firms. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director nominees, including sole authority to approve the search firm’s fees and other retention terms. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of any search firm engaged by the Committee.

D.	Director Removal. The Committee shall be responsible for recommending to the Board the removal of a Director from the Board, Board committee or committee chair where appropriate.

IV. Authority and Responsibilities Relating to Corporate Governance

A.

Corporate Governance Principles. The Committee shall develop and recommend to the Board a set of Corporate Governance Principles applicable to the Company. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Principles and recommend any proposed changes to the Board for approval.

B.	Evaluation of Board structure. The Committee shall be responsible for evaluating the composition, size, structure and practices of the Board on at least an annual basis.

C.

Monitoring Board independence. The Committee shall be responsible for reviewing and monitoring the independence (within the meaning of the NASDAQ listing and other applicable legal and regulatory requirements) of Board members and Board nominees and the overall Board composition and making recommendations to the Board regarding such matters.

2

D.

Meeting Schedules and Reporting. The Committee shall review the Board’s policies or processes relating to meeting schedules and agendas and the Company’s processes for providing information to the Board. The Committee should assess the reporting channels through which the Board receives information and see that the Board obtains appropriately detailed information in a timely manner.

E.	Review of Director and Officer Board Service. The Committee shall review annually the service of Board members and executive officers on the board of directors of any other company.

F.

Stockholder Proposals. The Committee shall (i) evaluate each stockholder proposal submitted for inclusion in the Company’s proxy materials to determine whether the proposal is eligible for inclusion based on compliance with substantive and procedural requirements of the Company’s Bylaws, Nevada Revised Statutes, and SEC proxy rules, and (ii) shall recommend to the Board whether the Company shall support or oppose the proposal.

G.

Other Board Practices and Policies. The Committee shall be responsible for considering and making recommendations to the Board concerning such other matters relating to the practices, policies and performance of the Board and corporate governance as may be appropriate from time to time.

V. Authority and Responsibilities Relating to Evaluation of the Board

A.

Evaluation of the Board. The Committee shall be responsible for overseeing an annual self-evaluation of the Board and its committees to determine whether it and its committees are functioning effectively. The Committees shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance, to be discussed with the Board. The Committee shall also periodically assess the size of the Board and make any recommendations for changing the number of directors serving on the Board.

3

VI. Procedures and Administration

A.

Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than twice during any fiscal year. The Committee shall keep such records of its meetings as it shall deem appropriate.

B.

Subcommittees. The Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances unless otherwise prohibited by applicable law or the listing standards of The Nasdaq Stock Market.

C.	þeports to the Board. The Committee shall report regularly to the Board.

D.	Charter. The Committee shall periodically review and reassess the adequacy of this Charter and submit any proposed amendments to the Charter to the Board for approval.

E.

Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

F.

Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

VII. Disclosure of Charter

This Charter will be made available on the Company’s Internet website.

4